Morgan Creek Global Equity Long/Short Fund

301 West Barbee Chapel Road

Chapel Hill, NC 27517

July 27, 2012

VIA EDGAR

Mr. John M. Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Morgan Creek Global Equity Long/Short Fund (the “Company”)
File Nos. 333-169080 and 811-22460

Dear Mr. Ganley:

The Company respectfully requests, pursuant to Rule 461(a) under the 1933 Act, that the effective date of Post-Effective Amendment No. 2 to the Registration Statement filed on Form N-2 Friday, July 27, 2012 be accelerated so that the Registration Statement may become effective today, July 27, 2012.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Town Hall Capital, LLC, the Company’s principal underwriter, requesting that the effective date of Post-Effective Amendment No. 2 be accelerated so that the Registration Statement may become effective on July 27, 2012.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (919) 933-4004.

Sincerely,

/s/ Mark Vannoy

      Mark Vannoy

      Treasurer